Exhibit 99.1

NR 15-06

Gold Reserve Provides update relating to us district court Petition to confirm the US $ 740 million icsid award

SPOKANE, WASHINGTON, April 16, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report that Venezuela has agreed to accept service of Gold Reserve’s Petition, filed in the District Court of the District of Columbia, to confirm the US $ 740 million ICSID award dated September 22, 2014 (the “Award”).  Venezuela has further agreed to respond to the Petition to Confirm the Award within sixty (60) days of the agreed service date, i.e., on or before June 12, 2015 and Gold Reserve has agreed to vacate the clerk’s entry of default entered on March 27, 2015 against Venezuela.  The foregoing agreements have been recorded in an Order of the U.S. District Court for the District of Columbia dated April 15, 2015.

The Company remains firmly committed to the enforcement and collection of the Award, including interest and costs, in full, and will continue to vigorously pursue all available remedies. The Award, now amounting to approximately US $750 million, continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “We are very pleased with the result.  Succeeding in getting a country notorious for its dilatory tactics, such as Venezuela, to accept service is a small victory in itself, which could not have been obtained had the Company not taken the rigorous step to request the Clerk of the District Court to enter default.  While our preference is to reach an amicable agreement with Venezuela, we intend to continue to press on the judicial front in the US and in other jurisdictions where we have reasons to believe that there are assets against which we can enforce the Award.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”